UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 3)1

Advanced Energy Industries, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
007973 10 0
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pusuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007973 10 0	13G	Page	2	of	7	Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Douglas S. Schatz & Jill E. Schatz Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	WYOMING

	5.	SOLE VOTING POWER

NUMBER OF		8,655,722

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,668

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,655,722

WITH	8.	SHARED DISPOSITIVE POWER

		136,668

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,792,390

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.0%

12.	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	007973 10 0	13G	Page	3	of	7	Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Douglas S. Schatz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5.	SOLE VOTING POWER

NUMBER OF		8,655,722

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,668

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,655,722

WITH	8.	SHARED DISPOSITIVE POWER

		136,668

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,792,390

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.0%

12.	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	007973 10 0	13G	Page	4	of	7	Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Jill E. Schatz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5.	SOLE VOTING POWER

NUMBER OF		8,655,722

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,668

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,655,722

WITH	8.	SHARED DISPOSITIVE POWER

		136,668

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,792,390

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.0%

12.	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer

Advanced Energy Industries, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1625 Sharp Point Drive Fort Collins, CO 80525

Item 2(a).	Names of Person Filing

Douglas S. Schatz & Jill E. Schatz Family Trust Douglas S. Schatz Jill E. Schatz

Item 2(b).	Address of Principal Business Office or, if None, Residence

PO Box 481 Fort Collins, CO 80522

Item 2(c).	Citizenship

Douglas S. Schatz & Jill E. Schatz Family Trust — Wyoming Douglas S. Schatz — United States Jill E. Schatz — United States

Item 2(d).	Title of Class of Securities
Common Stock, $0.001 par value

Item 2(e).	CUSIP Number

007973 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:

Douglas S. Schatz & Jill E. Schatz Family Trust — 8,792,390 shares

Douglas S. Schatz — 8,792,390 shares

Jill E. Schatz — 8,792,390 shares

(b) Percent of Class:

Douglas S. Schatz & Jill E. Schatz Family Trust — 21.0%

Douglas S. Schatz — 21.0%

Jill E. Schatz — 21.0%

(c) Number of shares as to which such person has:

Douglas S. Schatz & Jill E. Schatz Family Trust and Douglas S. Schatz:

(i) sole power to vote or to direct the vote: 8,655,722

(ii) shared power to vote or to direct the vote: 136,668**

(iii) sole power to dispose or to direct the disposition of: 8,655,722

(iv) shared power to dispose or to direct the disposition of: 136,668**

Jill E. Schatz:

(i) sole power to vote or to direct the vote: 8,655,722

(ii) shared power to vote or to direct the vote: 136,668**

(iii) sole power to dispose or to direct the disposition of: 8,655,722

(iv) shared power to dispose or to direct the disposition of: 136,668**

**	Mr. and Mrs. Schatz are trustees of a charitable foundation that is the record holder of 136,668 shares of common stock of the issuer. The two other trustees of the charitable foundation are members of Mr. and Mrs. Schatz’s immediate family. Accordingly, Mr. Schatz and Mrs. may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation’s 136,668 shares. Mr. and Mrs. Schatz disclaim beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST
	By:	/s/ Douglas S. Schatz
Douglas S. Schatz, Trustee

	By:	/s/ Jill E. Schatz
Jill E. Schatz, Trustee

	By:	/s/ Douglas S. Schatz
Douglas S. Schatz

	By:	/s/ Jill E. Schatz
Jill E. Schatz